U.S SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):

( )Form 10-K ( )Form 20-F ( )Form 11-k ( )Form 10-Q (X)Form N-SAR

For the Period Ended:  October 31, 2017

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR

For the Transition Period Ended:

PART I - REGISTRATION INFORMATION
Full Name of Registrant:

	Miller Investment Trust

Address of Principal Executive Office (Street and Number)

	20 William Street
	Wellesley, MA 02481

PART II-RULES 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ 23,047], the following should be completed.
(Check box if appropriate)

x (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

X	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant has encountered unexpected and nuanced difficulties in the preparation of its financial statements. Consequently, the Registrant and its series, the Miller Convertible Bond Fund, Miller Convertible Plus Fund and Miller Intermediate Bond Fund, are unable to complete its Form N-SAR and transmit its annual report to shareholders for the fiscal year ending October 31, 2017 within the prescribed time period without unreasonable effort or expense as the preparation of the Registrants financial statements are still in progress and therefore the related accountants report on internal control and the related audit is not complete. The Registrant currently expects to file its Form N-SAR on or before the 15th calendar day following the prescribed due date. Pursuant to Rule 30e-1(e) under the 1940 Act, the Registrant is concurrently requesting the Commission to extend the prescribed time period in which it is required to transmit its annual report to shareholders for a similar period of time.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

	Greg Miller, Treasurer (781) 416-4000

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
 no, identify report(s).   	(X) Yes	( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
 thereof?	( )Yes	(X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Miller Investment Trust has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  January 2, 2018

By:    /s/Greg Miller
	Treasurer